SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For November 2004

Commission File Number 0-28800

Durban Roodepoort Deep, Limited

**45 Empire Road
Parktown
Johannesburg, South Africa, 2193**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **N/A**

Attached to the Registrant Form 6-K filing for the month of September 2004, incorporated by reference herein:

<u>Exhibits</u>

99.1   Release dated November 10, 2004, entitled "Share Option Allocations"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP,
LIMITED (Registrant)

Date: November 12, 2004   By:/s/ Andrea Townsend
                                            Name: Andrea Townsend
                                            Title: Company Secretary

Exhibit 99.1

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number: 086 277 616)
(NASDAQ trading symbol: DROOY)
("DRDGOLD")

SHARE OPTION ALLOCATIONS

DRDGOLD announces that, in terms of the six-monthly allocation
of employee share options for the Durban Roodepoort Deep,
Limited (1996) Employee Share Option Scheme (as amended) ("the
Employee Share Option Scheme"), the following allocations have
taken place:
▪ a total of 1 562 600 share options in aggregate were
  allocated to 75 senior members of staff on 26 April 2004;
  and
▪ a total of 2 054 300 share options in aggregate were
  allocated to 89 senior members of staff on 1 November 2004.

In compliance with rules 3.63 to 3.74 of the Listing
Requirements of the JSE Securities Exchange South Africa, the
following information is disclosed regarding the allocation of
share options to directors under the Employee Share Option
Scheme.

26 April 2004

Name	Number of options	Strike price (Rand)	Total value (Rand)
Directors			
A Lubbe	64 200	19.36	1 242 912
D van der Mescht	68 200	19.36	1 320 352
Company secretary			
A Townsend	16 800	19.36	325 248

All of the above options represent direct, beneficial
interests in DRDGOLD shares and vest in the manner set out in
the table below.

Vesting date	Percentage of allocation vesting
26 October 2004	25%
26 April 2005	25%
26 April 2006	25%
26 April 2007	25%

1 November 2004

Name	Number of options	Strike price (Rand)	Total value (Rand)
Directors			
A Lubbe	106 500	10.93	1 164 045
Company secretary			
A Townsend	27 300	10.93	298 389

All of the above options represent direct, beneficial
interests in DRDGOLD shares and vest in the manner set out in
the table below.

Vesting date	Percentage of allocation vesting
01 May 2005	25%
01 November 2005	25%
01 November 2006	25%
01 November 2007	25%

In line with DRDGOLD corporate governance principles and in
terms of Rule 3.66 of the Listings Requirements of the JSE,
prior clearance for the above allocations has been obtained
from the Chairman of the Remuneration Committee of DRDGOLD and
the Chairman of the DRDGOLD Board.

Johannesburg
10 November 2004

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